82-5179

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000


03029425

August 21, 2003

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

03 AUG 25 AM 7:21

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 8/25

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On July 1, 2003, Rexel, a subsidiary of the Company, issued a press release announcing the completion of the sale of Gardiner Group, Stenorius and JLD for Euro 112 million. A copy of the English language version of this press release is attached as Appendix A to this letter.

2. On July 8, 2003, the Company issued a press release announcing the completion of the sale of Pinault Bois & Materiaux to Wolseley. A copy of the English language version of this press release is attached as Appendix B to this letter.

3. On July 10, 2003, the Company issued a press release announcing the launch of its offering of Euro 750 million of Eurobonds maturing on January 23, 2009. A copy of the English language version of this press release is attached as Appendix C to this letter.

4. On July 16, 2003, Rexel issued a press release announcing its sales results for the first half of 2003. A copy of the English language version of this press release is attached as Appendix D to this letter.

5. On July 17, 2003, the Company issued a press release announcing its sales results for the first half of 2003. A copy of the English language version of this press release is attached as Appendix E to this letter.

6. On July 24, 2003, Redcats, a subsidiary of the Company, issued a press release announcing the appointment of Bertrand de Talhouet as Chairman and Chief Executive Officer of La Redoute. A copy of the English language version of this press release is attached as Appendix F to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,



Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

APPENDIX A

REXEL

Paris, July 1, 2003

PRESS RELEASE

COMPLETION OF THE SALE OF GARDINER GROUP, STENTORIUS AND JLD FOR EUR 112 MILLION

REXEL confirms the completion of the sale to ELECTRA PARTNERS of Gardiner Group, Stentorius et JLD, companies specialized in the distribution of electronic security equipment.

This transaction, announced on May 6 2003, is valued at EUR 112 million or 11 times 2002 operating income, including a EUR 16 million seller's credit facility.

The settlement is made value date June 30, 2003.

This sale is part of Group policy of concentrating capital employed on its core business of distribution of electrical parts and supplies.

Rexel will continue to develop its activities in the security equipment distribution market for its installation contractor customers through its Citadel concept. Citadel was created in 2000 and has positioned itself as the ideal partner for electrical contractors developing their activity in a new, fast-growing market segment. In addition to a selection of easily presented and installed products, Citadel offers its customers, through Rexel's generalist outlets, a wide assortment of services, such as training, after-sales service hotline support, or extended product warranties.

In this framework, Rexel will continue to maintain close commercial relations with the Gardiner Group, as supplier of Citadel.

In order to accelerate the development of this business, Benoît Le Chatelier has been appointed as Director in charge of the Security activity of the Group. Formerly, he was Operations Director at Rexel Germany.

About Rexel

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies, with a network of 1,723 sales outlets in 29 countries and nearly 22,100 employees. In 2002, its sales totaled EUR 7.4 billion.

Contacts

Press:	Laetitia Olivier	Tel: 331 4285 5989	lolivier@rexel.fr
Financial analysts:	Frédéric de Castro	Tel: 331 4285 7612	fdecastro@rexel.fr

Web site : http://www.rexel.com

APPENDIX B

PINAULT
PRINTEMPS-REDOUTE

Paris, JULY 8, 2003

PRESS RELEASE

COMPLETION OF THE SALE OF PINAULT BOIS & MATERIAUX TO WOLSELEY

Following the authorisation of European competition authorities on JULY 3, 2003, PPR Group announces the completion of the sale of Pinault Bois & Matériaux to the U.K. group Wolseley.

This transaction announced on MAY 1st, 2003 is valued at 565 million euros. It represents a symbolic step in Pinault-Printemps-Redoute's strategy to concentrate on the individual customer through its retail and luxury activities.

About Pinault-Printemps-Redoute:

PPR has a presence in over 65 countries. It is the leading European specialised distribution group through companies such as Printemps, Conforama, Redcats and Fnac, and a major player in the luxury goods sector with the Gucci and Yves Saint Laurent brands. In 2002, PPR generated EUR 27.4 billion in sales, EUR 1,827 million in operating income and EUR 1,589 million in net income. The Group totalled over 108,000 employees in 2002.

CONTACTS

Press:	Juliette Psaume	+33 (0)1 44 90 63 02
Analysts/Investors:	David Newhouse	+33 (0)1 44 90 63 23
	Alexandre de Brettes	+33 (0)1 44 90 61 49
Press website:	www.pprlive.com	
Analyst/Investors website:	www.pprfinance.com	

APPENDIX C

PINAULT
PRINTEMPS-REDOUTE

Paris, July 10, 2003

PRESSE RELEASE

SUCCESS OF PINAULT-PRINTEMPS-REDOUTE'S EUROBOND OFFER

Pinault-Printemps-Redoute successfully achieved the launch of a €750 million eurobond maturing on January 23, 2009.

The demand, more than twice the amount set at the offer, allowed PPR to increase the initial amount from €500 million to €750 million, while optimising the terms and conditions of the operation with a coupon inferior to the initial estimate. The coupon is set at 5%.

This strong demand reflects investor confidence in the PPR Group, which reinforces its financial strength by lengthening its debt maturity and by diversifying its financing.

CONTACTS

Press:	Juliette Psaume	01 44 90 63 02
Analysts/Investors:	David Newhouse	01 44 90 63 23
	Alexandre de Brettes	01 44 90 61 49
Press site:	www.pprlive.com	
Analysts/investors sites:	www.pprfinance.com	

APPENDIX D

July 16, 2003



1st half sales 2003: €3,332 Million

03 AUG 25 AM 7:21

In the second quarter of 2003, Rexel consolidated sales were €1,671 million, down 2.7% from the same period in 2002, on a comparable structural, exchange rate and day-year basis. In the first quarter of 2003, sales had recorded a 3.0% decline from the first quarter of 2002.

For the first half of 2003, consolidated sales amounted to €3,332 million, down 2.8% from the same period in 2002, on a comparable structural, exchange rate and day-year basis. After an €11 million favorable change in Group structure and the impact of €299 million in negative exchange rate movements, first half 2003 sales were down 10.5% from the same period in 2002. The negative exchange rate effect was primarily due to the depreciation of the U.S. and Canadian dollars against the euro.

The sales breakdown by geographic area, on a constant structural, exchange rate and day-year basis, was as follows:

	Q2 2003	Q1 2003	**H1 2003**	% of total Group sales (H1)
Europe	-3.3%	-3.0%	**-3.1%**	57%
France	*-2.7%*	*-1.4%*	***-2.0%***	29%
Europe excluding France	*-3.9%*	*-4.5%*	***-4.2%***	28%
Americas	-2.5%	-3.6%	**-3.1%**	37%
North America	*-2.2%*	*-3.6%*	***-2.9%***	36%
Latin America	*-14.1%*	*-5.0%*	***-9.8%***	1%
Asia-Pacific	1.9%	0.4%	**1.2%**	6%
TOTAL	-2.7%	-3.0%	**-2.8%**	100%

Reflecting the decline in activity, Rexel should post lower operating profitability in the first half of 2003 as compared to earlier periods, but the intensification of cost-cutting initiatives should enable Rexel, based on current business trends, to achieve an improvement in operating profitability as soon as the second half of 2003.

The strengthening of Rexel's financial structure in the first half of the year – through disposals carried out under favorable terms along with a successful capital increase – should enable the Group to take advantage of any upturn in economic activity.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies, with a network of 1,700 sales outlets in 29 countries and 22,000 employees.

Contacts

Press :
Laetitia Olivier Tel: (33 1) 4285 5989 Email: lolivier@rexel.fr

Financial analysts/investors:
Frédéric de Castro Tel: (33 1) 4285 7612 Email: fdecastro@rexel.fr

APPENDIX E

PINAULT
PRINTEMPS-REDOUTE

Paris, July 17, 2003

PRESS RELEASE

Sustained sales growth of the New PPR up 1.7% in the second quarter and 4% for the first six months on a comparable basis, marked by market share gains and sharp growth in international sales

Sales for the second quarter of 2003 stood at EUR 5,970 million. On a comparable structural, exchange rate and day-year basis, sales of the companies comprising the New PPR (Retail, Luxury Goods and CFAO) grew by 1.7% in the second quarter, of which 2% for the Retail Division. Sales growth for the new PPR remained buoyant at 4% on a comparable basis for the first half of the year.

Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, made the following statement:

"In sluggish markets, the Group's Retail companies have once again demonstrated their capacity to gain market share in France and made strong headway in international markets. These companies offer a solid foundation for the new PPR entirely focused on the individual customer. Further development and reinforced positioning in the second half should enable the Group's companies to gain further market share without sacrificing their margin improvement targets."

2003 second quarter sales

in EUR million	Q2 2003 Actual	Q2 2002 Actual	Change Actual	Change Comparable **
Conforama	616.4	620.9	-0.7%	-0.3%
Fnac	780.9	730.2	+6.9%	+7.3%
Mobile Planet	4.3	5.0	-14.0%	+7.5%
Lesiure and Household Goods division	***1,401.6***	***1,356.1***	***+3.4%***	***+3.8%***
Printemps	209.0	209.0	0.0%	-3.3%
Redcats *	1,096.2	1,188.2	-7.7%	+0.7%
Orcanta	11.4	10.5	+8.6%	+7.6%
Apparel and Lifestyle division	***1,316.6***	***1,407.7***	***-6.5%***	***+0.1%***
Retail	**2,718.2**	**2,763.8**	**-1.6%**	**+2.0%**
Luxury Goods	**567.1**	**607.5**	**-6.7%**	**-1.7%**
CFAO	**432.9**	**421.9**	**+2.6%**	**+4.3%**
New PPR	**3,718.2**	**3,793.2**	**-2.0%**	**+1.7%**
Rexel	1,671.5	1,872.5	-10.7%	-2.7%
Pinault Bois & Matériaux	385.7	341.5	+12.9%	+2.1%
Guilbert	199.8	434.3	-54.0%	-0.6%
Business-to-Business	**2,257.0**	**2,648.3**	**-14.8%**	**-1.7%**
Credit and Financial Services	**0.0**	**187.4**	**na**	**na**
(Inter-company sales)	*(5,2)*	*(20,1)*	*na*	*na*
Total	**5,970.0**	**6,608.8**	-9.7%	**+0.5%**

2003 half-year sales

in EUR million	H1 2003 Actual	H1 2002 Actual	Change Actual	Change Comparable **
Conforama	1,301.7	1,267.4	+2.7%	+2.9%
Fnac	1,614.6	1,511.8	+6.8%	+7.4%
Mobile Planet	9.3	11.5	-19.1%	0.0%
Lesiure and Household Goods division	***2,925.6***	***2,790.7***	***+4.8%***	***+5.3%***
Printemps	431.3	424.9	+1.5%	-0.6%
Redcats *	2,180.5	2,286.3	-4.6%	+3.3%
Orcanta	23.6	21.3	+10.8%	+10.1%
Apparel and Lifestyle division	***2,635.4***	***2,732.5***	***-3.6%***	***+2.7%***
Retail	**5,561.0**	**5,523.2**	**+0.7%**	**+4.0%**
Luxury Goods	**1,281.9**	**1,319.9**	**-2.9%**	**+2.4%**
CFAO	**844.2**	**809.0**	**+4.4%**	**+6.0%**
New PPR	**7,687.1**	**7,652.1**	**+0.5%**	**+4.0%**
Rexel	3,332.3	3,721.7	-10.5%	-2.8%
Pinault Bois & Matériaux	715.4	671.6	+6.5%	0.0%
Guilbert	553.4	924.3	-40.1%	-1.6%
Business-to-Business	**4,601.1**	**5,317.6**	**-13.5%**	**- 2.3%**
Credit and Financial Services	**0.0**	**375.0**	**na**	**na**
(Inter-company sales)	*(13,8)*	*(30,3)*	*na*	*na*
Total	**12,274.4**	**13,314.4**	-7.8%	**+1.7%**

** Redcats including the Credit and Financial Services businesses which have not been sold.*

*** On a comparable basis in terms of Group structure, exchange rate and number of days.*

In the first half of 2003, the difference between actual and comparable sales reflects the negative impact of changes in Group structure, totalling EUR 611.9 million, and changes in exchange rates for EUR 623.7 million.

The Group's Internet sales stood at EUR 469.8 million for the first six months of 2003, up 24%. Internet sales of the New PPR amounted to EUR 343.8 million, accounting for 4.5% of total New PPR sales.

Resilience of the Retail division

Against an environment characterised by strikes in France in May and June and continued economic slowdown throughout Europe, and after an exceptional first quarter, the Retail division continued to gain market share in France and successfully pursued its international development.

In France, Retail division sales were up by 2.0% in the second quarter on a comparable structure and exchange rate basis, while international sales grew even more sharply at 2.4%.

❑ Home and Leisure Division

Conforama

Conforama sales were virtually unchanged in the second quarter, down 0.3% on a comparable basis. With a drop of just 2% in the second quarter, sales in France testified to Conforama's strong positioning and the company's continued market share gains in its main markets, despite the challenging home furnishings market, down by an estimated 4%. International sales continued to rise sharply, up by 2.8% in the second quarter of 2003, after spectacular 10.6% growth in the first quarter.

Conforama continues to strengthen its positions, with the pursuit of the network's refurbishment programme in France and the opening of a new store in Pamplona, Spain, including a new "standard" customer path along which goods are presented by type, covering the three product categories (furniture, interior decoration, appliances and leisure electronics). In September, Conforama will launch its new visual identity, with a new logo on the windows and inside the stores.

The company is actively pursuing its international development strategy, with four store openings planned in the second half of 2003, including one in Spain, one in Portugal and two in Croatia.

Fnac

Fnac maintained sustained growth, with sales up by 7.3% on a comparable basis in the second quarter of 2003, in line with the 7.5% growth recorded in the first quarter. The first half of the year celebrated the successful opening of three Fnac stores, including two in France, in Chartres (mid-March) and Evry nearby Paris (late May), and a store

in Naples, Italy (end of May), bringing the total number of Fnac stores to 101 (including Taiwan).

The 66 stores in France recorded 1.6% growth in the second quarter of 2003, despite the challenging environment due to the impact of the strikes in France and the bank holidays and long weekends in May. Stores in the French regions and Ile de France excluding Paris recorded strong, fast-pace growth in the second quarter, up by 4.6% and 1.9% respectively in the first half, more than offsetting the slowdown of the Paris stores, down by 3% in the quarter due to disruptions linked to the national strikes.

Fnac's subsidiaries continued their sharp growth in the second quarter, up 23%, after recording growth of 20.2% in the first quarter of 2003. The four Surcouf stores turned in growth of 39.3% in the second quarter, while the Children division was up 5.3%.

Fnac stores outside France continued their sustained growth, up by 18.8% on a comparable structural and exchange rate basis in the second quarter, after 13.3% growth in the first quarter. Portugal and Spain confirmed their buoyant growth, up 13.7% and 11.8% respectively, while Italy (up 66.1%), Switzerland and Brazil (up respectively 58.3% and 20.8% on a comparable exchange rate basis) pursued particularly strong development. This significant growth confirmed the success of the Fnac concept outside its home country, where it generated 24.6% of its store sales in the first half of 2003. The company plans to pursue its international development with four new store openings planned in the second half of 2003, including one in Spain, one in Portugal, one in Switzerland and one in Brazil.

Internet sales grew by a factor of 1.5 in the first half of the year, accounting for 2.6% of total sales, of which 20.3% for Eveil & Jeux sales and 9.5% for Surcouf's sales. DVDs sold particularly well online. In June, Fnac.com ranked 10th for all French stores across all product ranges, number one in video, 7th in audio CDs, 8th in books and was the leader in box office sales.

- **Apparel and Lifestyle Division**

Printemps

In the second quarter of 2003, Printemps sales were down 3.3% on a comparable basis, mainly affected by the strikes in May and June.

Despite the disruptions linked to the strikes, the drop in tourist visits (down 26% through the end of June) and renovation works, Printemps Haussmann is still gaining market share, with a 6.8% drop over the first half of the year. With the creation underway of the world's largest Cosmetics department (covering 4,000 sq. m.), Printemps Haussmann is completing a renovation programme which began eight years ago to refurbish most of the 44,000 sq. m. of selling space.

The Printemps chain maintained an excellent level of activity, recording sales growth of 3.1% in the second quarter.

The Sports division confirmed its dynamic growth, up 10.0% in the second quarter and 9.4% in the first quarter of 2003.

Redcats
Sales grew by 3.3% on a comparable basis in the first half of 2003. In actual terms, sales were down 4.6% in the first half of 2003, notably due to the very negative impact of exchange rate fluctuations (-7.8%) linked to the sharp rise in the euro against the US dollar and the British pound.

The slowdown in the second quarter (up 0.7% versus 6% in the first quarter of 2003 on a comparable basis) was partly due to a poor month of June in the US (down 7.7%). Excluding North America, Redcats' sales were up by 2.8% in the second quarter and by 5.4% for the first half of the year. This growth reflects the excellent results of the La Redoute catalogue in France, which significantly outperformed its competitors with sales growth of 9.6% at the end of June (of which 6.6% in the second quarter), versus an estimated growth of 4.8% for the market. These very positive results reflect the success of the catalogue's fine-tuned segmentation strategy, which will be extended with next winter's launch of a new catalogue dedicated to young women without children.

Within the specialised division, Vertbaudet France continued its fast-pace growth, up by 12.5% in the second quarter and 11.9% in the first quarter of the year. Movitex France and Somewhere remained strong, while the Cyrillus concept is currently being repositioned.

In Europe, sales were buoyant in the Scandinavian countries (8.7% growth for Redcats Nordic's mail order activities at June 30, 2003), and the La Redoute catalogue was successfully deployed abroad, boasting growth of 51.6% in Spain, 16.7% in Portugal and 13.6% in Switzerland in the first half of the year.

In the US, Brylane's activity slipped by 3.4% in the second quarter. Brylane's household appliances and furniture business turned in strong growth of 15.1% in the first six months of the year, and the Brylane Kitchen catalogue, launched in February 2002, doubled its sales. The company intends to pursue the successful expansion of the Brylane product range with the launch of a new catalogue, "Brylane Gifts", dedicated to leisure activities and gifts. Brylane gained market shares in the first six months of 2003.

The Internet sales channel continued its sharp growth in all countries where the company is active. This channel represented 13.5% of total sales in the first half of 2003, of which 22.4% for Brylane, 17.8% for Redcats Nordic and 12.7% for La Redoute France. Since the first e-commerce website was put online in 1995, the Internet has significantly boosted sales and transformed the entire industry, bringing greater flexibility and attracting new customer segments.

Orcanta
In the second quarter of 2002, Orcanta continued to record sustained growth of 7.6% on a comparable basis.

Luxury goods

Sales of the Luxury Goods division represent the Gucci Group's activity between November 2002 and April 2003. Actual sales for the period fell by 2.9% and grew by 2.4% on a comparable basis. From February to April, actual activity dropped by 6.7%, heavily impacted by the SARS epidemic, the plunge in tourist travel linked to the war in Iraq and the very sluggish global economy. Gucci Group's activity fell by 1.7% on a comparable basis over the same period.

The Gucci division's actual sales fell by 10.6% for the first half of the year, due to the very challenging second quarter, down 13.6% in actual terms: in Europe, retail sales dropped 21.3% on a constant exchange rate basis, suffering from the slowdown in tourism, in particular in France and Italy. On a constant exchange rate basis, retail sales fell by 11.6% in the US and by 4.7% in Asia excluding Japan, the latter primarily due to the SARS epidemic (of which 9.3% in Hong Kong). However, retail sales in South Korea and Taiwan grew by 14% and 12.4%, respectively. In Japan, sales in yen terms fell by 2.2%, recording a very positive trend over the past few months: up 7% in April and 10% in May and June.

Yves Saint Laurent recorded actual growth of 15.8% for the first half of the year and 23.3% on a comparable basis. The success of the Autumn/Winter 2003 collection and the expansion of its network of stores are likely to drive business growth in the second half of 2003.

YSL Beauté also recorded buoyant sales growth for the first half of the year, at 10% in actual terms and 9.1% on a comparable basis, thanks to the positive impact of the Yves Saint Laurent brand's perfume and cosmetics sales. In the second quarter of 2003, YSL Beauté launched two new fragrances, *Kingdom* by Alexander McQueen and *Essenza di Zegna* by Zegna, and is preparing the launch of *Stella*, the first fragrance from Stella McCartney, next autumn.

CFAO

CFAO confirmed its market leadership with 4.3% growth on a comparable basis in the second quarter of 2003, despite the events in Ivory Coast, the complicated social situation in Nigeria and the events in the Central African Republic.

This growth notably reflects the continued development of CFAO Technologies (up 14.2% in the second quarter), which now has operations in eight countries (Cameroon, Senegal, Ivory Coast, Gabon, Nigeria, Mali, Burkina Faso and Algeria), solid growth in the Pharmaceuticals sector (up 10.7%), sharp growth of IBN SINA in Egypt, and an increase of 12.4% in its Eurafrica business.

Business to Business

Rexel

On a comparable structure, exchange rate and day-year basis, Rexel sales fell by 2.7% in the second quarter and 3.0% in the first quarter of 2003 compared with the same period of the previous year.

In the first half of 2003, sales stood at EUR 3,332 million, representing a 2.8% drop on a comparable structure, exchange rate and day-year basis, and -10.5% after accounting mainly for the negative impact of exchange rate fluctuations representing EUR 299 million. This impact is mainly a result of the depreciation of the US and Canadian dollars against the euro.

Guilbert and Pinault Bois & Matériaux

As part of its strategic move to focus on its Retail and Luxury Goods activities, the Pinault-Printemps-Redoute Group sold Guilbert and Pinault Bois & Matériaux in the first half of 2003.

Guilbert, included in Pinault-Printemps-Redoute's consolidated financial statements until May 31, recorded a 0.6% drop on a comparable basis in the second quarter, while Pinault Bois & Matériaux, consolidated until June 30, 2003, recorded a 2.1% growth on a comparable basis in the second quarter of 2003.

CONTACTS

Press:	**Juliette Psaume**	**+33 (0)1 44 90 63 02**
Analysts/Investors:	**David Newhouse**	**+33 (0)1 44 90 63 23**
	Alexandre de Brettes	**+33 (0)1 44 90 61 49**
Press website:	**www.pprlive.com**	
Analyst/Investors website:	**www.pprfinance.com**	

APPENDIX F

REDCATS

3rd Home Shopping Group in the world

July 24, 2003

Press release

APPOINTMENT

BERTRAND DE TALHOUËT IS APPOINTED CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF LA REDOUTE

Bertrand de TALHOUËT, Deputy Chief Executive Officer of PPR Group responsible for cross-functional resources, has been appointed **Chairman and Chief Executive Officer of LA REDOUTE,** effective **August 1, 2003.** He will report to Thierry FALQUE-PIERROTIN, Chairman of the Executive Board of Redcats and General Manager of the Apparel and Lifestyle division of PPR group.

Bertrand succeeds Paul DELAOUTRE, who has decided to leave Redcats to take up a career opportunity outside the Group.

Paul DELAOUTRE's four-year tenure saw a resounding recovery in La Redoute's business momentum leading to substantial market share gains. La Redoute has also become firmly established as an international brand, with 23% of sales generated outside France. At the same time, La Redoute has successfully branched out from its universal catalog offering, by developing an array of specialist catalogs targeted at specific customer segments.

Since joining the PPR Group, Bertrand has held a variety of staff and line positions, gaining considerable experience in the areas of strategic planning, logistics, information systems, store management and international operations with various Group companies such as France Printemps and Fnac. His career path is a textbook illustration of the mobility policy followed by the Group in recent years.

***Bertrand de TALHOUËT**, aged 38, joined the Pinault-Printemps-Redoute Group in 1994 as Planning and Strategy Director. In 1996, he moved to France Printemps, where he managed the flagship Haussmann store and then the purchasing pool. In 2000, he became Chief Operating Officer "Services" at Fnac, with responsibility for international operations, logistics, information systems, store operations in France, Fnac Junior and Eveil et Jeux. Since July 2002, he has been Deputy CEO of PPR Group, responsible for cross-functional resources. He is a graduate of Ecole Polytechnique and Ecole Nationale d'Administration.*

- **About Redcats:**

Redcats is the world's third largest home shopping group, with 20 brands, operations in 18 countries and 20,000 employees. In 2002, the Group reported sales of €4.64 billion, including 58% generated outside France, from its catalogs, 110 retail outlets and 47 e-commerce sites.

- La Redoute (no. 1 in France), La Maison de Valérie
- Redcats Specialized Brands: Cyrillus, Somewhere, Vertbaudet, Daxon, Celaïa, Edmée
- Brylane (no. 3 in the USA, with 8 catalogs)
- Redcats UK: Empire (no. 5 in the UK), The Store
- Redcats Nordic: Ellos (no. 1 in Scandinavia), Josefssons.

Redcats is the home shopping division of Pinault-Printemps-Redoute Group.

Press Relations: Aziza Bouster : +33 (0)1 56 92 98 18 - + 33 (0) 6 08 54 28 75